SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                         CERTIFICATE PURSUANT TO RULE 24

                                      Under

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                         Commission File Number: 70-9179


                       Filed pursuant to Rule 24 under the

                 Public Utility Holding Company Act of 1935 by:


                            WPS Resources Corporation

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         Wisconsin                                           39-1775292
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(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                         Identification No.)



     700 North Adams Street
         P.O. Box 19001
      Green Bay, Wisconsin                                    54307
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(Address of principal executive offices)                    (Zip Code)

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     WPS Resources  Corporation ("WPSR") hereby certifies pursuant to Regulation
250.24 (Rule 24 of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935) that:

     1. On September 29, 1998, WPSR acquired all of the outstanding shares of common stock of Upper Peninsula Energy Corporation ("UPEN") and, through such acquisition, the acquisition of all of the outstanding shares of Upper Peninsula Power Company (hereinafter collectively referred to as the "Merger") pursuant to an Agreement and Plan of Merger dated July 10, 1997, under which each outstanding share of common stock of UPEN was converted into the right to receive 0.9 of a share of WPSR common stock.

     2. The Merger was carried out in accordance with the terms and conditions of and for the purposes represented by the application of WPSR to the Securities and Exchange Commission (the "Commission") dated February 25, 1998, (the "Application") as amended, and of the Order of the Commission, dated September 28, 1998 (Release No. 35-26922; 70-9179).

     3. Pursuant to paragraph F.(2) of the instructions as to exhibits for Form U-1, there is filed herewith as Exhibit F-2 to the Application the "past tense" opinion of Foley & Lardner dated as of the date of this Certificate.

        Dated:  October 7, 1998.

                                                   WPS Resources Corporation


                                                   By: /s/ Patrick D. Schrickel
                                                       Patrick D. Schrickel
                                                       Executive Vice President

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                                                                    Exhibit F-2

                                 October 7, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:      WPS Resources Corporation
                   Form U-1 Application

Gentlemen:

     We have examined the Form U-1 Application dated February 25, 1998 (the "Application"), of WPS Resources Corporation ("WPSR"), to which this opinion is an exhibit, requesting an order of the Commission under the Public Utility Holding Company Act of 1935 (the "Act") authorizing WPSR's acquisition of all of the issued and outstanding shares of common stock of Upper Peninsula Power Company ("UPPCo"), a Michigan corporation and an electric utility company as defined by Section 2(a)(3) of the Act, all pursuant to the terms of the Agreement and Plan of Merger (the "Plan") by and between WPSR and Upper
Peninsula Energy Corporation ("UPEN"), a copy of which was included as an exhibit to the Application. UPEN is a registered holder and beneficial owner of all of the outstanding common stock of UPPCo. Upon consummation of the Merger, UPPCo became a direct subsidiary of WPSR.

                  Based upon our examination of such instruments, documents and matters of law as we have deemed requisite, it is our opinion that:

     1. WPSR is a corporation duly organized and existing under the laws of the State of Wisconsin.

     2. The Merger was accomplished in accordance with the Plan and as described in the Application.

          (a) All state laws applicable to the Merger have been complied with.

          (b) WPSR's common stock, $1 par value, issued in accordance with the Plan is validly issued, fully paid and, except as indicated below, non-assessable, and the holders thereof are entitled to the rights and privileges appertaining thereto set forth in WPSR's Restated Articles of Incorporation; and UPPCo common stock, $1 par value, acquired by WPSR in accordance with the Plan is validly issued, fully paid and non-assessable, and WPSR, as sole holder thereof, is entitled to the rights and privileges appertaining thereto set forth in UPPCo's Articles of Incorporation, as amended.

     With respect to the non-assessability of WPSR's common stock, Section 180.0622(2)(b) of the Wisconsin Statutes, as judicially interpreted, imposes on the shareholders of each corporation a liability equal to the par value of their shares for all debts which may be due to the employees of that corporation for services performed for the corporation but not to exceed six months' service in any one case.
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          (c) WPSR has legally acquired all of the outstanding  shares of common stock, $1 par value, of UPPCo.

          (e) The consummation of the Merger did not violate the legal rights of the holders of any securities issued by WPSR or of any associate company thereof.

          In rendering this opinion we have relied upon the opinion of Roger T. Ederer as to matters governed by Michigan law.

          We hereby consent to the filing of this opinion as an exhibit to the Application.

                                                          Yours truly,


                                                          /s/  Foley & Lardner
                                                          Foley & Lardner

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